July 28, 2009
Via Edgar

United States Securities and Exchange Commission
100 F Street, N.E. Mail Stop 6010
Washington, DC 20549

Attention:           Blaise Rhodes

Re:                      Midas Medici Group Holdings, Inc.
Item 4.01 Form 8-K
Filed July 22, 2009
File No. 000-52621

Ladies and Gentlemen:

This letter addresses the comments of the reviewing Staff of the Securities and Exchange Commission on Item 4.01 of Form 8-K filed by Midas Medici Group Holdings, Inc. (the “Company”) in a letter dated July 23, 2009. This letter shall constitute a full and complete response to the Staff’s comments.

Form 8-K – General compliance comments:

1. Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant’s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification.

Response:
The Company has revised the Form 8-K to expand the disclosure to include the past 2 years.

2. The disclosure should also state whether during the registrant’s two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports.  In the event of disagreement(s) and/or reportable event(s), provide the specific disclosure required by Item 304(a)(1)(iv) and (v) of Regulation S-K.

Response:
The Company has revised the Form 8-K to expand the disclosure to include the past 2 years.

3. Revise to provide the information required by Item 304(a)(1)(v) of Regulation S-K, regarding any reportable event (i.e. internal control weakness, etc.) that the former accountant advised the company of during the two most recent fiscal years and subsequent interim period through the date of termination.

Response:
The Company has revised the Form 8-K to expand the disclosure to include the past 2 years.

4. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response:
The Company has included an updated Exhibit 16.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing adequately addresses the comments in your July 23, 2009 Letter. Should you have any question, please contact the undersigned or our securities counsel Marcelle S. Balcombe at Sichenzia Ross Friedman Ference LLP, telephone (212) 930-9700.

Very truly yours,

By:
Nana Baffour
Chief Executive Officer and
Co-Executive Chairman